UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 24, 2024
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

Executive Summary

The CPOA Eventide is a 44.4 kW DC rooftop solar installation paired with a 80kWh battery energy storage system ("BESS") installation, located at 25 Atlantic Rd, Muizenberg, Cape Town, South Africa (the "Project"). The Project will be connected "behind the meter" at the CPOA Eventide facility.

The Project has signed a Solar Lease with Cape Peninsula Organization for the Aged ("CPOA"). The Solar Lease obligates CPOA to purchase 100% of the energy produced by the Project for a period of 20 years. As compensation for the BESS, CPOA will pay a fixed monthly amount for a period of 10 years.

Energea Portfolio 3 Africa LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of R1,881,612 ZAR ($100,704.82 USD) with an estimated IRR of 12.00%.

Key Information

General Info

Project Owner	Energea Portfolio 3 Africa LLC
Project Location	Muizenberg, Cape Town, South Africa
Technology	Rooftop Solar and Battery Energy Storage System
System Size Solar: Battery:	50 kW AC / 44.4 kW DC 80kWh/64HV
Estimated Year 1 Production	71,591.5 kWh
Coordinates	-34.10635 ° S 18.47059 ° E
Roof Status	Approved by a third-party engineer
Project Status	Under Construction
Useful Equipment Life (Years) Solar: Battery:	25 years 15-20 years (7,000+ cycles)

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Cape Peninsula Organization for the Aged NPO Registration #003044
EPC Contractor	R.E Design Engineering (PTY) LTD
O&M Contractor	The Sun Exchange (PTY) LTD ("Sun Exchange")
Roof Owner	Cape Peninsula Organization for the Aged NPO Registration #003044
Asset Manager	The Sun Exchange (PTY) LTD ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	1,312,845 ZAR
Project Soft Costs	295,406 ZAR
Developer Fee	273,362 ZAR
Total Project Financing	1,881,612 ZAR
Debt Funding	N/A
Equity Funding	1,881,612 ZAR
Project IRR	12.00% (USD)

Project Review

Site

CPOA Eventide, the Offtaker, owns the property on which the Project will be installed. The rights to use the roof for a 20-year term has been secured through a Power Purchase Agreement. The BESS installation is a fixed monthly payment for a term of 10 years as part of the same agreement.

The Project will be located in Muizenberg, a beach-side town in the Western Cape, South Africa. It is situated where the shore of the Cape Peninsula curves round to the east on the False Bay coast. It is known to be a peaceful coastal district of South Africa, and home to the famous "Surfer's Corner". The Project will be installed on top of a 3-story building, which is surrounded by an 8 foot high concrete and metal barrier wall with barbed wire. The CPOA facilities have security onsite 24/7, making this a very safe location for the project to be built.

Design

NWE Consulting Engineers performed their roof inspection of the CPOA Eventide rooftop on Friday August 25, 2023. During the inspection of the existing residential semi-detached units/dwellings, they confirmed that the timber trusses and purlins system can accommodate the additional loading of the proposed solar panels. After the Project is constructed, NWE will provide the final structural competence certificate in accordance with section 14 subsection (2A) of the NBR and Building Standards Act (1977).

The following table outlines the components that will be installed:

MSC Overview

Component Name	Manufacturer and Make	Unit Quantity	Energea Notes
Modules	Longi LR5-72HPH 555Wp	80	Tier 1 module manufacturer based in China
Inverters	Sunsynk (1) 50kW SUN-50K-SG01HP3-EU	1	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	Schletter		One of the leading manufacturers in the world for solar mounting systems. In addition, this product has been used for several already constructed and operational assets through Sun Exchange.
Battery (BESS)	Freedom WON LiTE Home 80/64HV	1	A locally sourced and manufactured product in South Africa - has batteries installed in over 60 countries worldwide.
Table 4
Regarding energy production, the Project is estimated to produce 71.59 MWh/year with a Performance Ratio of 79.7%.

Interconnection

The Project will be connected to the SSEG distribution network owned and operated by the City of Cape Town Network. The Project applied for interconnection on November 11, 2023 with the Energy Management Department and obtained the pre-approval for the installation of 44.4 kW DC on February 12, 2024. The interconnection will be made at the facilities existing AC infrastructure, and no additional interconnection costs are required.

Once the installation of the Project is finished, the utility company will witness the commissioning process and verify compliance of the system seven (7) days from the request of this service.

Offtaker

CPOA is a non-profit organization originally founded in 1953 in Cape Town, South Africa. They currently own and operate more than 25 retirement facilities which cover the entire spectrum of services from independent living to full frail care in dedicated Care Centers. The CPOA organization is overseen by the Board of Governors and their elected Council of Volunteers. The Governors are the official voting members, and the Councilors oversee the operations on a regular basis. CPOA's portfolio management team is responsible for the day-to-day management of the retirement facilities.

The analysis of the CPOA's financials reveals several significant points for consideration:

  Liquidity issues: The Offtaker is currently in a precarious liquidity position, indicated by their current and quick ratios both falling below 0.5. This suggests that the company may have difficulties meeting short-term liabilities with its available assets.
  Operational costs and revenue challenges: The Offtaker is experiencing operational challenges characterized by high service costs, which, along with lower net revenues, suggest inefficiencies in operations and pressure on profit margins.
  High leverage: The Offtaker has a considerable amount of leverage, indicating a high use of borrowing. This could pose risks related to debt servicing, especially if the company's income does not cover its debt repayments.

Despite these challenges, there are positive aspects:

  Longevity and Experience: The Offtaker has been operational for 69 years, which demonstrates significant industry experience and endurance.
  Positive Cash Flow from Life Insurance Proceeds: Income from life insurance sales and disposals contributes to positive annual cash flow, helping offset some of the financial pressures.

Overall, the Offtaker's credit risk is assessed as medium, with an overall score of 4.36 out of 10. This rating reflects the balance between longstanding operational history and positive cash flows against the backdrop of significant liquidity, revenue, and leverage challenges.

The Sun Exchange and CPOA signed a Solar Lease on August 29, 2023. The revenue agreement requires CPOA to make payments based on the full number of kilowatt-hours (kWh) produced by the Project per month plus a fixed price for the rental of the battery system for a shorter term of ten (10) years. This is the 5th Project with CPOA in this Portfolio and CPOA has not missed any payments to date. The tariff is adjusted annually on the anniversary of the Commercial Operations Date ("COD") date. The main terms of the Agreement are listed below.

Solar Power Purchase Agreement and Battery Rental Agreement Main Terms

Solar PPA Contract Term	20 years
PPA Rate	2.00 ZAR per kWh +
Annual Solar PPA Adjustment	Consumer Price Index + 2%
BESS Contract Term	10 years
BESS Rental Rate	10,600 ZAR per month (10 years)

Engineering, Procurement and Construction ("EPC")

R.E Design Engineering ("RED") has been selected as the EPC partner for this Project. RED and Sun Exchange signed an EPC Contract on September 20, 2023. Sun Exchange and Energea have worked with RED before on solar assets in Cape Town. Sun Exchange and Energea performed due diligence on the contractor, and confirmed they are capable of installing this Project based on their past experience and company standing. Sun Exchange will also have a project manager and/or an engineer onsite during the installation process, providing oversight, especially during the key installation phases, to ensure a quality outcome that meets Energea's stringent standards. RED will hold a two (2) year warranty starting from the date of the issuance of the Commercial Operation Date Notice, which will cover all defects and issues that arise after the asset is energized. The projected COD date for this project is June 25, 2024.

Insurance

During construction, RED will provide and maintain adequate insurance coverage at its' cost, for all risks associated with EPC until final completion. After COD and throughout operations, Sun Exchange will provide and maintain an All-Risks Propriety and General Liability insurance for the Project. In each case, Energea will be named as an additional insured under such policies.

Operations and Maintenance

The Operations and Maintenance ("O&M") services will be provided by RED for the first two (2) years of operation. This service includes monitoring, reporting, module cleaning, preventative maintenance, savings calculations and any on-site IT or technical support. After the initial O&M term, the asset will be overseen and maintained by Energea, Sun Exchange or another third party hired by the Manager.

Financial Analysis

The resulting nominal IRR, in USD, of CPOA Eventide is projected to be 12.00%, with an estimated payback of 7 years, 11 month, and 7 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2033 (shown annually) are presented in Exhibit I - Forecasted Financial Statements.

Energea is acquiring 100.00% of the Project from the Sun Exchange.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from December 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the CPI, being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen in Table 6 below.

Value-Added Tax ("VAT") of 15,00% is assumed within the cost table below. No interconnection cost is assumed by the Project.

Capital Expenditures Assumptions

Acquisition Costs	N/A	N/A

Solar Modules	175,560 ZAR	3.95 ZAR/Wdc
Solar Inverters	121,535 ZAR	2.74 ZAR/Wdc
Mounting Materials	43,371 ZAR	0.98 ZAR/Wdc
Electrical Materials	104,685 ZAR	2.36 ZAR/Wdc
Labor & Accommodations	325,233 ZAR	7.33 ZAR/Wdc
Battery	463,250 ZAR	10.43 ZAR/Wdc
Monitoring Equipment	12,500 ZAR	0.28 ZAR/Wdc
Others	61,410 ZAR	1.38 ZAR/Wdc
Interconnection	5,302 ZAR	0.12 ZAR/Wdc
Hard Costs	1,312,845 ZAR	29.57 ZAR/Wdc

Basic Studies and Executive Project	8,552 ZAR	0.19 ZAR/Wdc
Contingency	103,854 ZAR	2.34 ZAR/Wdc
Engineering	167,000 ZAR	3.76 ZAR/Wdc
Site Management	16,000 ZAR	0.36 ZAR/Wdc
Soft Costs	295,406 ZAR	6.65 ZAR/Wdc

Developer Fees	273,362 ZAR	6.16 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	1,881,612 ZAR	42.38 ZAR/Wdc
Total CapEx (All-In)	100,801 USD	2.27 USD/Wdc

Revenue

The source of the Project's revenue originates from a 20-year term Solar Lease with CPOA for the Aged, for a fixed base price of 2.00 ZAR / kWh, readjusted annually on the anniversary of the COD by the ZAR CPI rate, plus a 2% spread. The average customer savings during the period is estimated to be 14.74%.

Additionally, the system makes use of a battery within its configuration, providing load-shedding protection to the offtaker and creating a more stable electricity supply. For compensation of the battery, a fixed 10.600,00 ZAR is charged for the first 10 years of the PPA.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of its contractual obligations, the aggregate work of all the required operations and maintenance for the project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as a 24.26% rake off the collected revenue in the project.

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A legal review was performed on the Project's documentation. The most relevant documents are listed below:
1.     Power Purchase Agreement
2.     EPC Contract

Contracts Summary

Power Purchase Agreement Summary

Contract	Power Purchase Agreement ("PPA") (also referred to as a "Solar Lease" herein)
Execution Date	August 29th, 2023
Parties	The Sun Exchange (SA) Bewind Trust - As Seller Cape Peninsula Organization for the Aged - As Buyer
Term	20 years from the Signature Date
Object	Seller will install the Solar Facility at the Premises to supply electrical energy generated by the Solar Facility to the Buyer.
Premises	25 Atlantic Rd, Muizenberg, Cape Town, 7945
Solar Rate	ZAR 2.00 per kWh
BESS Usage Fee	Monthly feed payable by the Buyer for use of the Battery Energy Storage System ZAR 10,600 per month
BESS Payment Period	10 years
PPA Start Date	Date communicated by the Seller to the Buyer upon which the use of the Solar Facility will begin
Escalation Rate	CPI+2%
VAT	Buyer is liable for the payment of VAT in relation to the Solar Fees and BESS Usage Fees
Escalation Frequency and Date	Annually on the anniversary of the PPA Start Date
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	South African rand
Insurance
Seller shall insure the Solar Facility from the PPA Start Date for an amount equal to the full insurable value of the Solar Facility, the premiums and any increases payable in respect of such insurance being for the account of the Seller.

Buy-Out Option
Buyer has the option to purchase the Solar Facility (and all its components and parts) from Seller during a period of 90 (ninety) days, commencing on each 5th (fifth) anniversary of the PPA Start Date, and terminating 90 (ninety) days after such anniversary in each instance.

Termination Buy-Out
In case of termination pursuant to the Buyer's breach, Seller is entitled, in its sole discretion, to exercise the Termination Buy-Out Option, as a consequence of which the Buyer shall be compelled to pay the Seller the Buy-Out Price.

Remedy of Buyer	Buyer's remedy against the Seller for a breach of any obligation is to claim specific performance. Buyer is precluded from cancelling the PPA pursuant to Seller's breach.
Dispute Resolution	Arbitration

EPC Contract

Contract	EPC Contract including Long Term Performance Tests
Date	September 20, 2023
Parties	Sun Exchange (PTY) LTD - As Customer R.E Design Engineering (PTY) LTD - As Contractor
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical reticulation and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 44.4 kWp of the installed modules and 80kWh battery energy storage system, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical reticulation.

Construction Contract Price	R 1,589,220.84 (exclusive of VAT)
Rate Fluctuation
Should the ZAR/USD forex rates fluctuate by more than 5% before NTP, the Contractor shall be required to reprice the Construction Contract Price in accordance with the forex rate fluctuation, provided that the fluctuations have directly impacted the Contractor's costs.

O&M Scope of Works	The Contractor shall provide Operation and Maintenance Services, from COD until the achievement of Final Completion.
O&M Contract Price	R 33,000.00 (exclusive of VAT), to be paid on a quarterly basis (at the end of each quarter).
Delay Liquidated Damages	If Contractor fails to complete the works by the due date, the Contractor shall pay the Customer Delay Liquidated Damages.
Performance Liquidated Damages	If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor shall pay the Customer Performance Liquidated Damages.
Warranty Period	2 years starting from the date of issuance of the COD Notice
Performance Guarantee
As a condition to achieving the COD, the Contractor shall obtain and deliver (at its cost) to the Customer a Performance Guarantee as security for its proper performance of its obligations, in an amount no less than 5% (five percent) of the Construction Contract Price.

Governing Law	South Africa
Disputes Resolution	Arbitration

Documentation Checklist

Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
	Insurance Documents	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Qualifications	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement	X
	Asset Management Agreement	X
Investment	Project Model	X

The Investment Committee members have performed the necessary review of the Project and hereby approve the CPOA Eventide Project for investment by the Portfolio.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: June 24, 2024

Exhibit I

Forecasted Financial Statements

Consolidated Balance Sheet

December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Assets
Current assets:
Cash and cash equivalents	R 20,426	R 21,695	R 23,045	R 24,481	R 26,009	R 27,634	R 29,364	R 31,204	R 33,162	R 35,247
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	20,426	21,695	23,045	24,481	26,009	27,634	29,364	31,204	33,162	35,247
Property and equipment	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612
Depreciation	(49,693)	(124,232)	(198,771)	(273,310)	(347,849)	(422,389)	(496,928)	(571,467)	(646,006)	(720,545)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 1,852,345	R 1,779,075	R 1,705,886	R 1,632,783	R 1,559,772	R 1,486,858	R 1,414,048	R 1,341,350	R 1,268,769	R 1,196,314

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612	1,881,612
Retained earnings	(29,267)	(102,537)	(175,726)	(248,829)	(321,841)	(394,754)	(467,564)	(540,263)	(612,844)	(685,299)
Total stockholders' equity	1,852,345	1,779,075	1,705,886	1,632,783	1,559,772	1,486,858	1,414,048	1,341,350	1,268,769	1,196,314
Total liabilities and stockholders' equity	R 1,852,345	R 1,779,075	R 1,705,886	R 1,632,783	R 1,559,772	R 1,486,858	R 1,414,048	R 1,341,350	R 1,268,769	R 1,196,314

Income Statement

December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Gross revenue	R 148,472	R 285,769	R 303,154	R 321,626	R 341,253	R 362,110	R 384,276	R 407,833	R 432,873	R 459,490
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	148,472	285,769	303,154	321,626	341,253	362,110	384,276	407,833	432,873	459,490
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	36,019	69,328	73,545	78,027	82,788	87,848	93,225	98,940	105,015	111,472
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	36,019	69,328	73,545	78,027	82,788	87,848	93,225	98,940	105,015	111,472
Income from operations	112,453	216,441	229,609	243,600	258,465	274,262	291,050	308,893	327,858	348,018
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(49,693)	(74,539)	(74,539)	(74,539)	(74,539)	(74,539)	(74,539)	(74,539)	(74,539)	(74,539)
Income before provision for income taxes	62,760	141,902	155,070	169,060	183,926	199,723	216,511	234,354	253,319	273,479
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	R 62,760	R 141,902	R 155,070	R 169,060	R 183,926	R 199,723	R 216,511	R 234,354	R 253,319	R 273,479

Cashflow Statement

December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Cash flows from operating activities
Net income	R 62,760	R 141,902	R 155,070	R 169,060	R 183,926	R 199,723	R 216,511	R 234,354	R 253,319	R 273,479
Adjustments in net income:
Depreciation and amortization	49,693	74,539	74,539	74,539	74,539	74,539	74,539	74,539	74,539	74,539
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	112,453	216,441	229,609	243,600	258,465	274,262	291,050	308,893	327,858	348,018
Cash flows from investing activities
Purchases of property and equipment, net	(1,881,612)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(1,881,612)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	1,881,612	0	0	0	0	0	0	0	0	0
Distributions paid to investors	(92,027)	(215,172)	(228,259)	(242,164)	(256,938)	(272,637)	(289,321)	(307,053)	(325,900)	(345,934)
Net cash used in financing activities	1,789,585	(215,172)	(228,259)	(242,164)	(256,938)	(272,637)	(289,321)	(307,053)	(325,900)	(345,934)

Net increase (decrease) in cash	20,426	1,269	1,350	1,436	1,528	1,625	1,729	1,840	1,958	2,084
Cash at beginning of the period	0	20,426	21,695	23,045	24,481	26,009	27,634	29,364	31,204	33,162
Cash at end of the period	R 20,426	R 21,695	R 23,045	R 24,481	R 26,009	R 27,634	R 29,364	R 31,204	R 33,162	R 35,247